Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated October 2, 2013, and the related Letter of Transmittal (as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot do so, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Verenium Corporation

at

$4.00 Per Share, Net in Cash,

Pursuant to the Offer to Purchase dated October 2, 2013

by

Pastinaca Acquisition Inc.

a wholly owned subsidiary of

BASF Corporation

Pastinaca Acquisition Inc., a Delaware corporation (the “Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Verenium Corporation, a Delaware corporation (“Verenium”), at a purchase price of $4.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Purchaser is a wholly owned subsidiary of BASF Corporation, a Delaware corporation (“BASF ”). If your Shares are registered in your name and you tender directly to Wells Fargo Bank, N.A. (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on Purchaser’s purchase of Shares pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 19, 2013 (together with any amendments or supplements thereto, the “Merger Agreement”), among BASF, the Purchaser and Verenium, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Verenium (the “Merger”), with Verenium continuing as the surviving corporation. The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER WILL EXPIRE AT 9:00 A.M. (NEW YORK CITY TIME) ON OCTOBER 31, 2013, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not subject to any financing condition. The Offer is, however, subject to the following conditions, along with other customary conditions:

• there being validly tendered prior to the Expiration Date that number of shares which, when added to the Shares then beneficially owned by BASF and the Purchaser, would represent at least a majority of the Shares outstanding after taking into account all outstanding Shares at the time of the Expiration Date and assuming the exercise of all options and warrants from which Verenium has received notices of exercise prior to the Expiration Date (and as to which Shares have not yet been issued to such exercising holders of options and warrants) (the “Minimum Condition”); and

• there shall not have been any material adverse effect on Verenium.

The foregoing conditions are for the sole benefit of BASF and the Purchaser and (except for the Minimum Condition) may be waived by BASF and the Purchaser, in whole or in part at any time and from time to time, in the sole discretion of BASF and the Purchaser. The failure by BASF or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. A more detailed discussion of the conditions to consummate the Offer is contained in the Offer to Purchase.

VERENIUM’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

After careful consideration, Verenium’s Board of Directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (collectively, the “Transactions”), are fair to and in the best interests of Verenium and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Verenium’s stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto, and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

The purpose of the Offer and the Merger is for BASF, through the Purchaser, to acquire control of, and the entire equity interest in, Verenium. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser intends to effect the Merger. After completion of the Offer and the Merger, Verenium will be a wholly owned subsidiary of BASF.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares into the Offer and who comply with applicable legal requirements will have appraisal rights under the DGCL.

Pursuant to the terms and subject to the conditions of the Merger Agreement, the Merger will be effected pursuant to Section 251(h) of the DGCL and will be consummated without a meeting of stockholders as soon as practicable following the completion of the Offer.

Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, BASF and the Purchaser each expressly reserves the right to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms of and conditions of the Offer; provided, however, that unless otherwise provided by the Merger Agreement or as previously approved in writing by Verenium, Purchaser shall not (i) decrease the Offer Price; (ii) change the form of consideration to be paid in the Offer; (iii) reduce the maximum number of Shares subject to the Offer; (iv) impose conditions to the Offer in addition to conditions set forth in the Merger Agreement or modify or change any Offer condition in a manner adverse in any material respect, to any holders of Shares; (v) change, modify or waive the Minimum Condition; (vi) except as otherwise provided in the Merger Agreement, extend or otherwise change the Expiration Date; (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holders of Shares or; (viii) provide any “subsequent offering period” within the meaning of the Rule 14d-11 promulgated under the Exchange Act.

Pursuant to the terms of the Merger Agreement, if on any scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions (as defined and more fully described in the Offer to Purchase) have not been satisfied or waived, then if requested in writing by Verenium at least one business day prior to the applicable Expiration Date, the Purchaser is obligated to extend the Offer beyond the then-scheduled Expiration Date for periods of five business days on each such occasion; provided that Verenium may only request two such extensions if the Offer Condition that has not been satisfied is the Minimum Condition. The Purchaser is also obligated to extend the Offer for any periods required by applicable legal requirements, interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC. In addition, the Purchaser may, in its sole discretion, extend the Offer beyond the then-scheduled Expiration Date for periods of five business days if any of the Offer Conditions have not been satisfied or waived, subject to each parties right to terminate the Merger Agreement.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the

Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or a confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other required documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Further, if the Purchaser has not accepted Shares for payment by the Expiration Date, they may be withdrawn at any time prior to the Purchaser’s acceptance for payment after that date. For a withdrawal of Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of BASF, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (identified below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered, by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase, at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Verenium has provided the Purchaser with Verenium’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Verenium’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer, or as a result of the Merger, will be a taxable transaction for United States federal income tax purposes. Stockholders should consult their own tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (877) 825-8619
Banks and Brokers May Call Collect: (212) 750-5833

October 2, 2013